President’s Letter

Portal Resources Ltd. completed it’s fourth fiscal year on June 30, 2008. The management of Portal, as significant shareholders, is truly dedicated and motivated to adding shareowner value. The strategy of the company is to identify and acquire advanced exploration opportunities with the potential to host ore deposits that are very large or can be readily developed.

During the year Portal optioned the Slick Rock uranium project, located in the Uravan (uranium/vanadium) mineral belt in Colorado, USA, drilled the project and has subsequently returned it to the owners due to substandard results.

In Argentina the Tiger uranium project in Mendoza Province was expanded to 9 claims totaling 44,924 hectares (174 square miles) increasing the potential of the project that almost completely surrounds the largest uranium mine in Argentina. In the San Jorge Basin of Chubut Province the Company acquired three separate claims to cover newly discovered uranium mineralization and extensions of favorable stratigraphy. Exploration showed promising results from mapping, trenching, sampling and a significant Alpha Track survey generating several areas for follow up in the future. Also in Chabut Province the Company initiated work on a NI 43-101 compliant report on the Principal Vein, a gold/silver mineralized zone defined at Arroyo Verde Project.

Subsequent to year end, Portal optioned three properties in the prolific Battle Mountain/Eureka Trend and Walker Lane mineral belt in Nevada and at a very low cost.

In 2008 we have witnessed heavy strain on the financial system globally. The subprime mortgage debacle that began in July of 2007 has now become a full blown global financial crisis in 2008.

Commodity prices held their levels well through most of this fiscal year. However, as the world’s financial system stability was questioned, fear began to grip the market and, subsequent to year end, fear levels climbed higher causing hedge funds as well as individuals to sell off riskier resource related investments, driving share prices substantially lower.

Portal Resources, having closed a $5.126 Million private placement in July of 2007, was able to maintain a healthy treasury as it took diligent steps to reduce burn rates and cut expenditures, while still being able to implement the corporate strategy.

Now with the possibility of acquiring projects at discounted prices your Company is busy aggressively implementing its strategy to identify and acquire advanced exploration opportunities with the potential to host ore deposits that are very large or can be readily developed in North and South America.

I continue to believe that the Portal team can create wealth for the shareowners by building the Company’s asset base through good times and bad; in short I look into the future with optimism. In closing I would like to express my sincere appreciation to all of you for your patience and continued support over the past year. I wish you all good health and prosperity in the future.

On behalf of the Board of Directors,

David Hottman

Chairman, CEO & President